[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

January 23, 2014

Re:	New Residential Investment Corp.

Amendment No. 4 to Registration Statement on Form S-11

Filed December 24, 2013

File No. 333-191300

Dear Mr. Kluck:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 17, 2014 (the “Comment Letter”), relating to Amendment No. 4 to the Company’s Registration Statement on Form S-11 that was filed on December 24, 2013 (as amended, the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 5 to the Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the December 24, 2013 filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

Market Opportunity and Target Assets, page 2

1.	We note that prior to the December Transaction you were invested in Excess MSRs, and that you were not required to assume any servicing duties, advance obligations or liabilities. However, in December you purchased the right to the repayment of a significant amount of servicer advances from Nationstar as well as the right to receive the basic fee component of the related MSRs in three pools of non-Agency mortgage loans in which you already own the Excess MSRs. Please explain to us the reason you decided to significantly change the type of assets in your portfolio and why you now, for some of the loan pools, invest in the entire MSR and the servicer advances rather than just the remainder/Excess component of the MSRs. Address your intentions in the future in greater detail. We may have further comment.

The Company respectfully notes that it has disclosed the possibility of a “significant investment opportunity” in servicer advances since its initial filing of the Registration Statement. In addition, as noted on page 2 of the Revised Registration Statement, the Company is focused on “identifying other opportunities that may arise as the residential mortgage market evolves,” and servicer advances are a significant part of the residential mortgage market.

When the opportunity arose to invest in servicer advances, management carefully evaluated the proposed investment and determined that it was attractive for a variety of reasons, including the expected risk adjusted return and the opportunity to grow the Company’s portfolio of servicing-related assets.

The investment structure and terms are substantially similar to those of transactions previously completed by another major market participant. This structure involves assuming the obligation to purchase servicer advances on a portfolio of loans in exchange for the right to receive the basic fee component of the related MSRs.

In response to the Staff’s request to address its intentions in greater detail, the Company has expanded the disclosure on pages 1 and 119 of the Revised Registration Statement, as set forth below.

We intend to continue to invest opportunistically across the residential real estate market, including potential additional investments in servicer advances. For example, we have an option to purchase from Nationstar approximately $3.1 billion of additional servicer advances along with the related basic fee component of the MSR on the underlying loans. However, there can be no assurance that we will complete any particular investment. Moreover, our investment guidelines are purposefully broad to enable us to make investments in a wide array of assets in diverse markets. In the past, we have taken advantage of this flexibility to invest in assets that are not strictly real estate related (e.g., consumer loans), and we may do so again in the future. We expect our asset allocation and target assets to change over time depending on the types of investments our Manager identifies and the investment decisions our Manager makes in light of prevailing market conditions. For more information about our investment guidelines, see “Business—Investment Guidelines.”

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

2.	Please clarify, if true, that although you have purchased the right to receive the basic fee component of MSRs of certain Pools, you have not acquired the actual legal title to the MSRs and are not obligated to perform as servicer. We also note that you are required to remit a portion of the Purchased Basic Fee to Nationstar as a Servicing Fee. Please disclose the reason for the structure of this acquisition and clarify your intentions regarding performing as servicer in the future. Expand your disclosure accordingly.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 11, 95 and 134–135 of the Revised Registration Statement, as set forth below. The Company respectfully notes that the structure and terms of the Company’s investment in the servicer advances, including the basic fee component of the related MSRs, are substantially similar to those of transactions previously completed by another major market participant.

Pursuant to the Purchase Agreement, the Buyer assumed the obligation to purchase servicer advances on a portfolio of loans in exchange for the right to receive the basic fee component of the related MSRs…

While the Buyer acquired legal title to the basic fee component of the MSR on the Pools, Nationstar remains the named servicer under the related servicing agreements and will continue to perform all servicing duties for the Pools.

In exchange for Nationstar’s performance of servicing duties, the Buyer will pay Nationstar a servicing fee (the “Servicing Fee”) and a performance fee (the “Performance Fee”). The Buyer will pay the Performance Fee if the amounts from the Purchased Basic Fee (the “Basic Fee Amounts”), net of the Servicing Fee (the “Net Collections”) exceed a 14% return (the “Targeted Return”) on its equity in the Funded Advances.

The investment structure, and the Targeted Return in particular, is designed to achieve three objectives: (i) provide a reasonable risk-adjusted return to the Buyer based on the expected amount and timing of estimated cash flows from the Purchased Basic Fee and the Funded Advances, with both upside and downside based on the performance of the investment, (ii) provide Nationstar with a sufficient fee to compensate it for acting as servicer, and (iii) provide Nationstar with an incentive to effectively service the underlying loans. The Targeted Return implements these objectives by allocating the Purchased Basic Fee between the Buyer and Nationstar…

Pursuant to the Purchase Agreement, the Buyer has the right to become the named servicer under the applicable servicing agreements upon the satisfaction of certain conditions, such as obtaining any required licenses to be a residential mortgage servicer. However, unless and until the Buyer becomes the named servicer under the applicable servicing agreements, the Buyer has no obligation to perform any servicing duties or assume any servicing-related liabilities with respect to the Pools. The Buyer does not currently intend to become the named servicer under the applicable servicing agreements.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

Our Portfolio, page 7

Servicer Advances, page 10

3.	Please expand your disclosure to provide more details regarding the terms of the purchase. Tell us how the purchase price was determined and clarify if the servicer advances were purchased at a discount or at par value. Please address how the value of the right to receive the Purchased Basic Fee was considered in the purchase price. Also, you disclose on page 11 that the purchase price is subject to adjustment based on changes in the calculation of the UPB of the Pools or the Purchased Servicer Advances. Please explain this potential adjustment further and discuss your expectations regarding a change.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 11, 95 and 135 of the Revised Registration Statement, as set forth below.

The purchase price for the December Transaction is approximately $3.3 billion. The value of our investment was established by discounting the aggregate estimated future cash flows associated with the Funded Advances and the Purchased Basic Fee at an appropriate discount rate. The estimated purchase price is equal to the estimated par amount of the Outstanding Advances on their respective settlement dates. The final purchase price will be adjusted to equal the actual par amount of the Outstanding Advances on their respective settlement dates. We do not currently expect a material adjustment to the purchase price.

4.	Please expand your disclosure to indicate the breakout of the acquired servicer advances between Principal and Interest Advances, Escrow Advances, and Foreclosure Advances.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 13, 96 and 136 of the Revised Registration Statement, as set forth below.

The Funded Advances typically include (i) principal and interest advances, (ii) escrow advances, and (iii) foreclosure advances. As of January 17, 2014, the Funded Advances were composed of the following types of advances:

	Settled (bn)	Unsettled (bn)	Total (bn)
Principal and Interest Advances	$1.90	$0.04	$1.94
Escrow Advances	0.97	0.03	1.00
Foreclosure Advances	0.26	0.05	0.31

Total	$3.13	$0.12	$3.25

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

5.	Please explain how the Targeted Return is calculated and provide an example to demonstrate how the fee structure works.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 13–14, 97 and 137 of the Revised Registration Statement to explain how the Targeted Return is calculated, as set forth below. In addition, the Company has provided an example on pages 98 and 137–138 of the Revised Registration Statement to demonstrate how the fee structure works. This example is set forth on Exhibit A for ease of reference.

Targeted Return

The Targeted Return is designed to achieve three objectives: (i) provide a reasonable risk-adjusted return to the Buyer based on the expected amount and timing of estimated cash flows from the Purchased Basic Fee and the Funded Advances, with both upside and downside based on the performance of the investment, (ii) provide Nationstar with a sufficient fee to compensate it for acting as servicer, and (iii) provide Nationstar with an incentive to effectively service the underlying loans. The Targeted Return implements these objectives by allocating the Purchased Basic Fee between the Buyer and Nationstar.

The amount available to satisfy the Targeted Return is equal to: (i) the Basic Fee Amounts, minus (ii) the Servicing Fee (“Net Collections”). The Buyer will retain the amount of Net Collections necessary to achieve the Targeted Return. Amounts in excess of the Targeted Return will be used to pay the Performance Fee.

The Targeted Return, which is payable monthly, is equal to (i) 14% multiplied by (ii) the Buyer’s total invested capital in the Funded Advances. Total invested capital, as defined in the Purchase Agreement, is the sum of the Buyer’s (i) equity in Funded Advances as of the beginning of the prior month, plus (ii) working capital (equal to a percentage of the equity as of the beginning of the prior month), plus (iii) equity and working capital contributed during the course of the prior month.

The Targeted Return is calculated after reducing Net Collections by (i) interest expense on the advance financing, (ii) other expenses and fees of the Buyer related to the financing, (iii) write-offs on account of any non-recoverable servicer advances, and (iv) any shortfall with respect to a prior month in the satisfaction of the Targeted Return (collectively, the “Fees and Expenses”).

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

Risk Factors, page 28

Service advances may not be recoverable ..., page 30

6.	We note your disclosure that in certain situations the servicer may be required to make certain advances for which it may not be reimbursed. Please disclose here or elsewhere such situations and the extent to which they may occur.

In response to the Staff’s comment, the Company has expanded its disclosure on page 34 of the Revised Registration Statement, as set forth below.

Servicing agreements related to residential mortgage securitization transactions generally require a residential mortgage servicer to make servicer advances in respect of serviced mortgage loans unless the servicer determines in good faith that the servicer advance would not be ultimately recoverable from the proceeds of the related mortgage loan, the mortgaged property or the related mortgagor. In many cases, if the servicer determines that a servicer advance previously made would not be recoverable from these sources, the servicer is entitled to withdraw funds from the related custodial account in respect of payments on the related pool of serviced mortgages to reimburse the related servicer advance. This is what is often referred to as a “general collections backstop.” The timing of when a servicer may utilize a general collections backstop can vary (some contracts require actual liquidation of the related loan first, while others do not), and contracts vary in terms of the types of servicer advances for which reimbursement from a general collections backstop is available. Of our settled and outstanding servicer advances as of January 17, 2014, approximately 86.8% had a general collections backstop. Accordingly, a servicer may not ultimately be reimbursed if both (i) the payments from related loan, property or mortgagor payments are insufficient for reimbursement, and (ii) a general collections backstop is not available or insufficient. Also, if a servicer improperly makes a servicer advance, it would not be entitled to reimbursement. Historically, Nationstar has recovered more than 99% of the advances that it has made. While we do not expect this recovery rate to vary materially during the term of our investment, there can be no assurance regarding future recovery rates related to our portfolio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Application of Critical Accounting Policies, page 74

7.	Please expand your disclosure to discuss your accounting policy for servicer advances and cite the relevant accounting guidance that you relied upon. Also, we note that you acquired the right to receive the basic fee component of certain MSRs as part of the servicer advance transaction; please separately address your accounting policy for the Purchased Basic Fees and cite the relevant accounting guidance that you relied upon.

The Company respectfully informs the Staff that it views its investment in servicer advances, including the basic fee component of the related MSRs, as a single unit of account, and it has elected to account for this investment at fair value pursuant to ASC 825. In accordance with ASC 825-10-25-2, the Company believes the fair value option of accounting should be applied to an entire instrument and not only to specific risks, specific cash flows, or portions of that instrument.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

The Company views its investment in servicer advances, including the basic fee component of the related MSRs, as a single instrument with one aggregate risk and cash flow profile. The investment is designed so that the right to receive the basic fee component of the MSR serves as compensation for assuming the obligation to purchase servicer advances. In addition, the Targeted Return is based on the combined cash flows from the servicer advances and the basic fee. As a result, separating the accounting for the servicer advances and the right to the basic fee would be impractical and could result in an inappropriate pattern of revenue recognition. Accordingly, the Company views its obligation to purchase advances to be inextricably linked to the right to receive the related compensation for assuming this obligation (i.e., the basic fee) and believes that this right and obligation form a single economic unit. In addition, the Company respectfully notes that, as it has elected the fair value option of accounting, disaggregating the servicer advances and the basic fee component of the related MSRs would have no impact on the Company’s net income.

In response to the Staff’s comment, the Company has expanded its disclosure on page 81 of the Revised Registration Statement, as set forth below.

Servicer Advances

We account for investments in servicer advances, which include the right to receive the basic fee component of the related MSR (the “servicer advance investments”), as financial instruments, since we are not a licensed mortgage servicer. We believe servicer advance investments meet the definition of a financial instrument under ASC 825.

We have elected to account for the servicer advance investments at fair value. Accordingly, we estimate the fair value of the servicer advance investments at each reporting date and reflect changes in the fair value of the servicer advance investments as gains or losses.

We initially recorded the servicer advance investments at the purchase price paid, which we believe reflects the value a market participant would attribute to the investments at the time of our purchase. We recognize interest income from our servicer advance investments using the interest method, with adjustments to the yield applied based upon changes in actual or expected cash flows.

We categorize servicer advance investments under Level 3 of the GAAP hierarchy described above under “—Application of Critical Accounting Policies—Excess MSRs,” since we use internal pricing models to estimate the future cash flows related to the servicer advance investments that incorporate significant unobservable inputs and include assumptions that are inherently subjective and imprecise.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

Our estimations of future cash flows include the combined cash flows of all of the components that comprise the servicer advance investments: existing advances, the requirement to purchase future advances and the right to the basic fee component of the related MSR. The factors that most significantly impact the fair value include (i) the rate at which servicer advances are made and repaid, (ii) the duration of outstanding servicer advances and (iii) the UPB of the underlying loans with respect to which we have the obligation to purchase advances and the right to receive the basic fee component.

We recognize income from servicer advance investments in the form of (i) interest income, which we reflect as a component of net interest income and (ii) changes in the fair value of the servicer advances investments, which we reflect as a component of other income.

We remit to Nationstar a portion of the basic fee component of the MSR related to our servicer advance investments as compensation for acting as servicer, as described in more detail below under “Business—Our Portfolio—Servicer Advances—Servicing Fees.”

Our interest income is recorded gross of the servicing fee owed to Nationstar, which is recorded separately as a component of general and administrative expenses. Furthermore, we recognize the interest cost of the financing on servicer advance investments as interest expense.

8.	Based on the disclosure in your pro forma financial statements, it appears that you intend to consolidate the Buyer. Please discuss how the Buyer was formed (i.e., cash contributions, etc.) and disclose your accounting policy regarding consolidation of this entity; please address the ownership percentages and rights of the other investors in your explanation and cite the accounting guidance you are relying upon.

The Company confirms that it intends to consolidate the Buyer. The Company believes the Buyer is a voting interest entity and should be consolidated based on the Company’s controlling financial interest.

The Company respectfully notes that if the Buyer were determined to be a variable interest entity, the Company would nonetheless consolidate the Buyer as its primary beneficiary based on its significant variable interest and control under the guidance in ASC 810-10-15-14.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 83–84 of the Revised Registration Statement, as set forth below.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

We made an investment in servicer advances, including the basic fee component of the related MSRs, in December 2013 through a limited liability company (the “Buyer”) of which we are the managing member. The Buyer was formed through cash contributions by us and third parties in exchange for membership interests. As of the most recent settlement, we owned an approximately 44% interest in the Buyer, and the third party investors owned the remaining membership interests.

Through our managing member interest, we direct substantially all of the day-to-day activities of the Buyer. The third-party investors do not possess substantive participating rights or the power to direct the day-to-day activities that most directly affect the operations of the Buyer. In addition, no single third party investor, or group of third party investors, possesses the substantive ability to remove us as the managing member of the Buyer.

We have determined that the Buyer is a voting interest entity. As a result of our managing member interest, which represents a controlling financial interest, we consolidate the Buyer and its wholly-owned subsidiaries and reflect membership interests in the Buyer held by third parties as non-controlling interests.

Primary Components of Income, page 95

9.	Please revise this section to fully address your current operations. Discuss the components of income related to the servicer advances and the basic fee component of the MSRs that you recently acquired. Clarify how you will account for and present the income and discuss the various components separately (i.e., the basic fee component, servicing fee paid to Nationstar, interest expense, etc.). In your discussion, address the fact that the servicer advances are non-interest bearing assets while the interest expense on the related Notes will be a significant expense.

As described in the response to Comment 7, the Company treats its investment in servicer advances, including the basic fee component of the related MSRs (collectively referred to as “servicer advance investments”), as a single unit of account. The Company respectfully informs the Staff that, as a result, the servicer advance investments are expected to generate sufficient revenues to cover the interest expense on the related Notes. In response to the Staff’s comment, the Company has expanded its disclosure on pages 103–104 of the Revised Registration Statement, as set forth below and marked to show changes from the December 24, 2013 filing.

Primary Components of Income

Our current operations involve the acquisition and ownership of servicing related assets, RMBS, residential mortgage loans and consumer loans. The primary components of our net income under GAAP would be:

(i)	interest income on our investments in Excess MSRs;

(ii)	interest income associated with our servicer advance investments (including the basic fee component of the related MSR);

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

(iii)	interest income on Agency and Non-Agency RMBS;

(iv)	interest income on mortgage loans;

(v)	interest expense on our liabilities, including the financing of the servicer advance investments;

(vi)	management fees and incentive compensation payable to our Manager;

(vii)	general and administrative expenses, including servicing fees paid in connection with the servicer advance investments;

(viii)	changes in the fair value of our Excess MSRs and servicer advances; and realized gains/losses on our RMBS and mortgage loans, any impairment charges on our RMBS and mortgage loans, and gains/losses on hedges; and

(ix)	earnings (losses) from equity method investees.

For a further understanding of how we account for items (i), (ii), (iii), (iv), (vii), (viii) and (ix) listed above, please refer to “—Application of Critical Accounting Policies” above.

Core Earnings, page 106

10.	We note your response to comment 1 of our letter dated December 9, 2013 and your revised disclosure. Please further clarify which deals the “non-capitalized deal inception costs” relate to and the nature of the costs; also, clarify where these costs are recorded in your statements of income. Also, we are still unclear how you determined that your Core Earnings measure is a useful operating performance measure when you exclude incentive compensation which is a material operating expense. Please further explain why there is no logical method for determining the amount of incentive fee related to your Core Earnings. We may have further comment.

In response to the Staff’s comment, the Company has revised its disclosure on pages 114–115 of the Revised Registration Statement, as set forth below and marked to show changes from the December 24, 2013 filing.

We have four primary variables that impact our operating performance: (i) the current yield earned on our investments, (ii) the interest expense incurred under the debt incurred to purchase our investments, (iii) our operating expenses and (iv) our realized and unrealized gain or losses, including any impairment, on our investments. “Core earnings” is a non-GAAP measure of our operating performance excluding the fourth variable above and adjusting the earnings from the consumer loan investment to a level yield basis. It is used by management to gauge our current performance without taking into account: (i) realized and unrealized gains and losses, which although they represent a part of our recurring operations, are subject to significant variability and are only a potential indicator of future economic performance; (ii) incentive compensation paid to our Manager; and (iii) non-capitalized deal inception costs.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

While incentive compensation paid to our Manager may be a material operating expense, we exclude it from core earnings because (i) from time to time, a component of the computation of this expense will relate to items (such as gains or losses) that are excluded from core earnings, and (ii) it is impractical to determine the portion of the expense related to core earnings and non-core earnings, and the type of earnings (loss) that created an excess (deficit) above or below, as applicable, the incentive compensation threshold. To illustrate why it is impractical to determine the portion of incentive compensation expense that should be allocated to core earnings, we note that, as an example, in a given period, we may have core earnings in excess of the incentive compensation threshold but incur losses (which are excluded from core earnings) that reduce total earnings below the incentive compensation threshold. In such case, we would either need to (a) allocate zero incentive compensation expense to core earnings, even though core earnings exceeded the incentive compensation threshold, or (b) assign a “pro forma” amount of incentive compensation expense to core earnings, even though no incentive compensation was actually incurred. We believe that neither of these allocation methodologies achieves a logical result. Accordingly, the exclusion of incentive compensation facilitates comparability between periods and avoids the distortion to our non-GAAP operating measure that would result from the inclusion of incentive compensation that relates to non-core earnings.

With regard to non-capitalized deal inception costs, management does not view these costs as part of our core operations. Non-capitalized deal inception costs are generally legal and valuation service costs, as well as other professional service fees, incurred when we acquire certain investments. These costs are recorded as general and administrative expenses in our statements of income. To date, our non-capitalized deal inception costs have been primarily related to investments in Excess MSRs and consumer loans.

In the third quarter of 2013, we changed our definition of “core earnings” to exclude incentive compensation paid to our Manager and non-capitalized deal inception costs. The calculation of “core earnings” has been retroactively adjusted for all periods presented

Management believes that the adjustments to compute “core earnings” specified above allow investors and analysts to readily identify the operating performance of the assets that form the core of our activity, assist in comparing the core operating results between periods, and enable investors to evaluate our current performance using the same measure that management uses to operate the business.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2 Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

11.	Please expand footnote (F) to show all of the amounts that make up the adjustment to cash and cash equivalents.

The Company has expanded footnote (F) to show all of the amounts that make up the adjustments to cash and cash equivalents. This disclosure is on page F-5 and is set forth below for ease of reference.

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

Represents adjustments to the cash and cash equivalents balance. The adjustment to the cash and cash equivalents balance includes cash inflows from (i) the net increase in repurchase agreements related to Agency ARM RMBS and Non-Agency RMBS ($210.7 million); (ii) the repurchase agreement related to the Consumer Loan Companies ($150.0 million); (iii) the secured corporate loan ($75.0 million) and (iv) the note payable related to the residential mortgage loans ($22.8 million). The adjustment to the cash and cash equivalents balance includes cash outflows from (i) the servicer advance investment ($167.4 million); (ii) the trades payable balance at September 30, 2013 ($149.2 million); (iii) the net purchase of Agency ARM RMBS and Non-Agency RMBS ($135.5 million); (iv) the Excess MSR transactions ($42.0 million); and (v) the acquisition of non-performing loans, which are treated as derivative assets ($41.0 million).

12.	Please expand footnote (K) to explain how the amount was calculated including any significant assumptions or estimates you relied upon.

The Company has expanded footnote (K) (which has become footnote (L) in the Revised Registration Statement) to explain how the amounts were calculated including the significant assumptions and estimates we relied upon. This disclosure is on page F-5 and is set forth below for ease of reference.

Represents the non-controlling interest of the third party co-investors in the Funded Advances. The amounts were calculated by multiplying the total estimated net assets related to the Funded Advances by the current estimated non-controlling percentage of 55.2%. This percentage is based on the assumption that New Residential will fund 100% of the pending Funded Advances. The actual Funded Advances balance and non-controlling percentage may differ.

13.	Please tell us how you intend to finance the amounts payable on pending transactions that are included in footnote (M). Address the payable for each type of asset separately.

The Company has expanded footnote (M) to describe how it intends to finance the amounts payable on pending transactions. This disclosure is on page F-5 and is set forth below for ease of reference.

Represents the payable related to pending transactions, including Excess MSRs and the Funded Advances. The amounts payable on these pending transactions will be funded with cash, potentially including proceeds from this offering.

* * *

Mr. Tom Kluck

Securities and Exchange Commission

January 23, 2014

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

CC:	Edward F. Petrosky

J. Gerard Cummins

Exhibit A

Illustrative Example

The table below sets forth a simplified example of the allocation of the Purchased Basic Fee pursuant to the Purchase Agreement, for a given month, based on the following assumptions:

•	Funded Advances outstanding balance of $4 million and total invested capital of $400,000

•	Fees and Expenses of $7,800, representing $3.6 million of funded Notes at a 2.6% interest rate

•	UPB of $120 million

•	Basic Fee Amounts of $22,400

This example is provided for illustrative purposes only and is qualified in its entirety by the terms of the Purchase Agreement which is filed as an exhibit to the registration statement on Form S-11 of which this prospectus forms a part.

		Illustrative Amount	Calculation
1.	What is the Servicing Fee?	$2,000	The Servicing Fee percentage (8.9%) multiplied by the Basic Fee Amounts ($22,400)

2.	What are Net Collections?	$20,400	The Basic Fee Amounts ($22,400) minus the Servicing Fee ($2,000)

3.	What is the Targeted Return?	$12,467	Total invested capital ($400,000) multiplied by 14% and divided by 12 ($4,667), plus Fees and Expenses ($7,800)

4.	What is the Retained Amount?	$15,400	The UPB of the Pools ($120 million) multiplied by 15.4 basis points and divided by 12

5.	What portion of the Retained Amount is not required to satisfy the Targeted Return?	$2,933	The Retained Amount ($15,400) minus the Targeted Return ($12,467)

		Illustrative Amount	Calculation
6.	What portion of the Retained Amount is retained by the Buyer?	$13,933	The portion of the Retained Amount equal to the Targeted Return ($12,467), plus the portion of the Retained Amount that is not required to satisfy the Targeted Return ($2,933), divided by 2 ($1,467)

7.	What portion of the Retained Amount is paid to Nationstar?	$1,467	50% of the Retained Amount that is not required to satisfy the Targeted Return ($2,933)

8.	What is the Performance Fee?	$6,467	The portion of the Retained Amount paid to Nationstar ($1,467) plus Net Collections ($20,400) minus the Retained Amount ($15,400)